

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Michael Schwartz
Chief Executive Officer
Strategic Storage Trust VI, Inc.
10 Terrace Road
Ladera Ranch, California 92694

> **Re: Strategic Storage Trust VI, Inc.**
> **Amendment No. 1 to Form S-11**
> **Filed August 4, 2021**
> **File No. 333-256598**

Dear Mr. Schwartz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

Amendment 1 to Form S-11 filed August 4, 2021

Questions and Answers about this Offering
Other Considerations, page 7

1. We note your response to comment 3 of our letter. Please revise your disclosure in this section to clarify the extent to which the registered investment advisers you reference will receive the same compensation. Also clarify, if true, that, with respect to sales at a reduced price, you are referring to volume discounts.

Potential Acquisitions, page 64

2. We have considered your response to our prior comment 6. We note your disclosure that you may forfeit up to $350,000 in earnest money deposits if you fail to complete the

acquisition of the Surprise Property. Please tell us how you considered that fact in concluding that the acquisition of the property is not probable.

Prior Performance Summary, page 126

3.   We note your response to comment 8 of our letter and reissue in part. We note your disclosure in your prior performance tables that certain programs appear to have funded all of the distributions from offering proceeds. Please revise your disclosure in this section to briefly describe the time periods and facts involving distributions funded principally from non-operating sources, including the conditions that resulted in such distributions being funded from offering proceeds.

Distribution Declaration History, page 176

4.   Please revise your disclosure to clarify the sources used to fund distributions in the second quarter.

Financial Statements, page F-1

5.   We note your audited financial statements were prepared as of February 28, 2021. We further note that your unaudited interim financial statements were prepared for the period from March 10, 2021 through May 31, 2021. As such, it appears there is a break in your financial reporting from February 28, 2021 through March 10, 2021. Please explain to us how you determined such a break in your financial reporting would be appropriate or revise your financial statements accordingly.

        You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Michael K. Rafter